# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENTEGRIS INC, CIK 0001101302
CUSIP: 29362U104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 129 CONCORD ROAD, 129 CONCORD ROAD, BILLERICA, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000908834-24-000065
Filed by CIK 0001020066

## Reporting persons
- SANDS CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,222,370; sole dispositive power 0; shared dispositive power 7,214,073; aggregate amount beneficially owned 7,214,073 (4.8% of the class)
- SANDS FRANK M.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,222,370; sole dispositive power 0; shared dispositive power 7,214,073; aggregate amount beneficially owned 7,214,073 (4.8% of the class)

## Item 1. Issuer
Name of issuer: ENTEGRIS INC
Address of issuer's principal executive offices: 129 CONCORD ROAD, 129 CONCORD ROAD, BILLERICA, MASSACHUSETTS, 01821.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Sands Capital Management, LLC ("SCM") and Frank
M. Sands ("Sands"). Sands holds ultimate voting and investment power over securities held by SCM.
Address of principal business office or, if none, residence: The principal business address of each of SCM and Sands is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.
Citizenship: Sands Capital Management, LLC is organized under the laws of the State of Delaware. Sands is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See rows 5 through 11 of cover pages.
Percent of class: See rows 5 through 11 of cover pages.
Sole power to vote or to direct the vote: See rows 5 through 11 of cover pages.
Shared power to vote or to direct the vote: See rows 5 through 11 of cover pages.
Sole power to dispose or to direct the disposition: See rows 5 through 11 of cover pages.
Shared power to dispose or to direct the disposition: See rows 5 through 11 of cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are held in the accounts of various clients of Sands Capital Management, LLC, which may include pension plans, endowments, foundations, mutual funds, charities, state and municipal government entities, Taft-Hartley plans, families, and individuals, among other types. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No such client's interest in the class of securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: SCM is reporting hereunder as an investment adviser pursuant to Item 3(e) above. Sands is reporting hereunder as a control person pursuant to Item 3(g) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SANDS CAPITAL MANAGEMENT, LLC: /s/ Alexandra Fulk, Alexandra R. Fulk, Chief Compliance Officer, Senior Counsel (02/12/2025)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (02/12/2025)